

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2019

Michael Behrens
Chief Executive Officer
My Racehorse CA LLC
250 W. 1st Street, Suite 256
Claremont, CA 91711

      Re: My Racehorse CA LLC
          Post Effective Amendment to Offering Statement on Form 1-A
          Filed July 19, 2019
          File No. 024-10896

Dear Mr. Behrens:

We have reviewed your amendment and do not have any comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kat Bagley at 202-551-2545 or Mara Ransom at 202-551-3264 with any other questions.

          Sincerely,

          Division of Corporation Finance
          Office of Consumer Products

cc: Christopher Tinen